

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2018

Ann Marie Sastry, Ph.D
Chief Executive Officer
Amesite Inc.
205 East Washington Street
Suite B
Ann Arbor, MI 48104

> **Re: Amesite Inc.**
> **Registration Statement on Form S-1**
> **Filed July 13, 2018**
> **File No. 333-226174**

Dear Dr. Sastry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 13, 2018

Cover Page

1. You state that the selling shareholders must sell their common stock at a fixed price until your common stock is quoted on the OTCQB or another public trading market otherwise develops. Please clarify your reference to another public trading market.

Prospectus Summary
Overview, page 1

2.   Please disclose that you have not developed a marketable product nor have you generated any revenues and that there can be no assurance you will ever develop a marketable product or generate revenues. Please add a corresponding risk factor.

Risk Factors, page 9

3.   Your certificate of incorporation includes a provision requiring that Delaware be the sole and exclusive forum for shareholder litigation matters. Please include a separate risk factor noting the specific types of actions subject to the exclusive forum provision. Please also highlight that such provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

"We are an 'emerging growth company' and we cannot be certain...", page 15

4.   Please revise to explain that as a result of your election to delay the adoption of new or revised accounting standards, that have different effective dates for public and private companies until those standards apply to private companies, your financial statements may not be comparable to companies that comply with public company effective dates.

Description of Business, page 19

5.   You intend to develop an artificial intelligence and blockchain-driven online platform to offer degree building courses for learners. Please explain how you will use it to develop blockchain in the context of your business, and discuss any significant challenges and risks with regard to its implementation and accessibility.

Sales and Marketing, page 23

6.   In light of your recent formation in 2017 and history of losses, please provide the basis for your belief that you will be able to launch your platform in your first year of operation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 25

7.   Please revise to provide a plan of operation or business plan that specifies the steps necessary to implement such plan, the timing for each step, the costs required to bring your product to market or generate significant amounts of revenues, and the sources of funding.

<u>Liquidity and Capital Resources, page 27</u>

8.   We note that you believe the estimated proceeds from the private placement will be sufficient to meet your cash requirements through the 2018 calendar year. Please clarify whether these proceeds will be sufficient to meet your cash requirements for the next 12 months. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K

<u>Directors and Executive Officers, page 32</u>

9.   Mr. Chong, your principal financial officer and principal accounting officer, is also currently serving as the Vice President of Finance and Administration at mCube Inc. Please disclose the number of hours per week that Mr. Chong will devote to Amesite's business activities.

<u>Certain Relationships and Related Party Transactions, page 46</u>

10.   Please disclose the names of the investors that are related parties that have purchased common stock in the insider investment and the basis on which they are related persons. Refer to Item 404(a)(1) of Regulation S-K.

11.   We note your disclosure that Dr. Sastry has advanced approximately $200,000 to Amesite OpCo for its operations is inconsistent with the disclosure on page F-10 which states that a shareholder advanced $28,728 and $205,000 to cover operating expenses. Please advise or revise. Further, please disclose the terms under which these funds were advanced and file any agreement related to these advances as an exhibit to your registration statement.

<u>Shares Eligible for Future Sale</u>
<u>Registration Rights, page 67</u>

12.   Please incorporate by reference or file the Registration Rights Agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

<u>Financial Statements</u>
<u>March 31, 2018 Financial Statements, page F-14</u>

13.   Please revise to label only the interim financial statement information as unaudited in your balance sheet and statement of stockholder's equity.

<u>General</u>

14.   You are registering for resale 13,090,586 shares of common stock, which represents substantially all of your outstanding common stock. Of this amount, 9,067,334 shares are being offered by Dr. Sastry, your CEO, and Mr. Tompkins, a former director and officer of Lola One, your predecessor. Given the size of the offering relative to the number of shares outstanding and the nature of the offering, the transaction appears to be an indirect

primary offering. Please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). Your analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09, which can be found on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at 202-551-3805 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551-3447 or Barbara C. Jacobs, Assistant Directors, at 202-551-3735 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Anthony W. Epps, Esq